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RESTORE THE SHINE TO MEDALLION FINANCIAL CORP.

Our $15.5 million in debt and equity makes us one of Medallion Financial's LARGEST investors.

Vote FOR our two alternative **board candidates** who will hold management accountable, put stockholders first, and help make Medallion Financial best-in-class.

Vote AGAINST a management compensation plan that is excessive and rewards short-term thinking.[1]

Medallion Financial ("MFIN" or the "Company") stock has underperformed badly.[4]

Financial trends in MFIN's core consumer business have also trended down rapidly over the last 2 years.[3]

- MFIN Stock **down** 40% in 10 years (through 03/28/24)
- Compensation Peer Group **up** 121% (12% median) in 10 Years[3]
- Peer Group Commercial Bank Stocks **up** 61% in 10 years[4]
- Russell 2000 Index **up** 84% in 10 years

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See HERE for YTD, 2, 3, 5 and 10 year returns


PLEASE SIR, MAY I HAVE SOME MORE?
SHARE-HOLDERS
PROFITS
MANAGEMENT

The board is rewarding management instead of stockholders.[9]

For the 5 year period 2018 – 2022:

Cumulative net profits to stockholders - $21.5 million
Cumulative MFIN President's pay - $18.3 million
Cumulative total executive pay[10] - $27.2 million

All this while MFIN and its President face SEC charges for violating the antifraud, books and records, internal controls, and anti-touting provisions of federal securities laws...

See our FAQ for more details

Since MFIN's regulated bank subsidiary is 87% of MFIN's assets and 94% of its revenues (FYE23), MFIN compensation should be judged and compared to other FDIC-regulated lenders that rely on net interest income, rather than the (mostly) specialty finance companies it is compared to currently by the Board.[1] We have compared MFIN to both and in all cases, MFIN's executive compensation is massively excessive.

Comparison of MFIN compensation vs. Highly Capitalized Top Performing $50BN - $100BN Banks & $2BN - $5BN Peer Banks (at FYE22)

	Company	Cash Salary FYE22	Salary Rank	Assets	Employees	2018-2022 Net Income	2018-2022 Cum. Comp.	Market Cap. FYE22
Andrew Murstein, President & COO MFIN	Medallion Financial	$3.6 million	2	$2.3 BN	158	$21 million	$18.3 million	$158 million
John R. Ciulla - Chairman and CEO	Webster Financial	$3.3 million	3	$71.3 BN	>4000	$2,017 million	$23.1 million	$8,238 million
Brian D. Doubles - President and CEO	Synchrony Financial	$5.5 million	1	$104.6 BN	>20000	$15,159 million	$36.2 million	$14,805 million
D. Bryan Jordan - Chairman, President & CEO	First Horizon	$3.0 million	4	$79.0 BN	>7000	$3,730 million	$31.1 million	$13,152 million
David Richard Morris - President, CEO & CFO	RBB Bancorp	$1.1 million	7	$3.9 BN	>350	$229 million	$3.3 million	$395 million
Vito S. Pantilione - President & CEO	Parke Bancorp	$1.9 million	5	$2.0 BN	>100	$166 million	$7.8 million	$247 million
George J. Guarini - President, CEO & Director	Baycom Corp.	$1.3 million	6	$2.5 BN	>350	$90 million	$8.9 million	$245 million

Source: S&P Capital IQ, DEF14A, 10K/Q. FYE22 is the most recent compensation data provided by ALL comparable companies.

FIGURE 1: Mr. Murstein was paid more cash compensation than the highest paid executive of every comparison bank except **Synchrony Financial's President**, **who was paid $5.5 million** in cash comp in 2022 and **$36 million in cumulative total comp.** (cash and stock) from 2018-2022 after generating **$15 billion** in cumulative profits from 2018-2022. **Mr. Murstein was paid** $3.6 million in cash comp in 2022 and **$18.3 million in cumulative total comp.** from 2018-2022 after generating only **$21 million** in profits from 2018-2022. Figure 1 shows that compared to banks that are significantly larger/more complex, and banks that are similar in size but more consistently profitable, Mr. Murstein was paid substantially more in cash compensation, total compensation and cumulative 5 year compensation (relative to profits and returns) than all of them. Synchrony Bank was included as a comparison because it is a large, consumer-focused FDIC-insured bank.

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Highest Paid Executive Cash Compensation (FYE22) [Versus Compensation Peers]



Source: S&P Capital IQ, DEF14A, 10K/Q

FIGURE 2: Shows **Andrew Murstein's Cash Compensation versus the 20 public "compensation peers"** that MFIN's Board used to benchmark compensation. Mr. Murstein received the 2nd highest cash compensation in the peer group. Despite performance (Ex. Taxi Medallion) that was middle to bottom of the peer group (including ROAA, ROAE, Leverage, Tangible Book value).[1]

Cum. Cash Compensation (2018-2022)/Cum. Net Income (2018-2022) [Versus Compensation Peers]



Source: S&P Capital IQ, DEF14A, 10K/Q

FIGURE 3: Shows the **cumulative CASH compensation paid to Andrew Murstein** from 2018 - 2022 as a percentage of the cumulative net profits to stockholders versus compensation peers. It is clear that Mr. Murstein has been paid **FAR** more relative to the amount of profit he has generated. He received $0.69 in cash pay for every $1.00 in profit to stockholders.

Cum. Cash Compensation (2018-2022)/Cum. Net Income (2018-2022) [Versus Top Performing Banks]


MFIN
WBS
SYF
FHN
RBB
PKBK
BCML

Source: S&P Capital IQ, DEF14A, 10K/Q

FIGURE 4: Shows the **cumulative CASH compensation paid to Mr. Murstein** from 2018 - 2022 as a percentage of the cumulative net profits to stockholders **versus CEO/President compensation at top banks in the $50BN to $100BN asset size and $2BN-$5BN asset size.** These are top 10 public banks that are highly capitalized, profitable, with high ROEs and low charge-offs. Mr. Murstein was paid **FAR** more relative to the amount of profit he has generated than banks over 30x larger generating consistent/higher profits. Synchrony Financial (SYF) was included due to its consumer lending focus.

To judge performance, we look at MFIN's ongoing *core* business (99.5% of assets) which **excludes** the impact of Taxi Medallions. Core performance has deteriorated.[12]

ROAA and Adjusted ROAA (Ex. Taxi Medallion impact)



Figure 5.
Source: MFIN 10K/Q

FIGURE 5: Adjusted ROAA, which reflects core performance, **has declined** in the last 2 years to a quarterly and cyclical low of 0.9% at 4Q23. Given the overall strength in the economy and consumer spending and confidence, this is concerning. ~1.00% ROA is what less volatile, better asset quality commercial banks target.

Net Income and Adjusted Net Income (Ex. Taxi Medallion impact)



Figure 6.
Source: MFIN 10K/Q

FIGURE 6: shows how significantly the **Taxi Medallion loan recoveries** (primarily) helped inflate profits in 2022 and 2023. **Net profits were boosted by 43%** over the 2 year period ($99 million reported, $69 million adjusted for Taxi Medallion impact).

Delinquency and Charge-off trends (Ex. Taxi Medallion Impact)



Figure 7.
Source: MFIN 10K/Q

FIGURE 7: shows the **deterioration in core consumer credit quality**. This reflects all loan types excluding Taxi Medallion loans. Losses or Charge-offs (net) exceeded the recent cyclical high in 4Q23 reflecting the concerns we shared with MFIN leadership 6 months ago based on our 2Q23 analysis. These charge-off trends also mirror the same delinquency trends in FDIC consumer lending data[13] and could get worse before getting better

We currently own 70,010 shares and $15 million in debt and have been investors in MFIN for over 3 years.

MFIN is facing serious headwinds[5]. But as one of the Company's largest investors we believe that it has tremendous potential, which can be reached through 5 simple steps:

1 — Enhance the Board
Add Directors with relevant banking, consumer lending, and capital markets experience that will answer to shareholders and hold management accountable. MORE

2 — Resolve the SEC complaint
Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment. MORE

3 — Improve Management
Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success. MORE

4 — Cut Expenses
Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand. MORE

5 — Go on Offense
Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment. MORE

4.30%

MFIN's annualized net charge-off rate for the Recreation loan portfolio at 4Q23.

This is up **800%** in 2 years.

This is **$57 million** in annualized net charge-offs, which is equal to MFIN's entire net profit at FYE23.

30x

The asset size difference between 2 top-performing FDIC-insured banks and MFIN.

The CEOs of the two **~$75 billion asset** banks were paid **$5.8** million in cash pay in FYE21 and FYE22 combined. MFIN's President was paid **$7.5 million**.[6]

$1.26

The amount paid to MFIN's top 5 executives from 2018 to 2022 for every **$1.00** earned in net profit available to shareholders.

The top 5 executives were paid **$27.2 million** in total compensation while MFIN earned **$21.5 million** in the 5-year period.[7]

42%

The percentage of the $650 million in Taxi Medallion loans outstanding at FYE15 that were charged-off (net) from January 2016 through December 2023.[8]

Our nominees believe that change **will** accelerate in consumer lending and that only companies that embrace change will be successful in the long run.

Our nominees **have**

- A deep understanding of **risk and credit**
- Worked in **banking**, **investing**, and **consumer lending**
- **Over 40 years** of combined financial experience

Our nominees **will**

- Hold management **accountable**
- Always put **shareholders' needs first**
- Put in the work to make Medallion Financial Corp. **best-in-class**

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Our Board Nominees

Our nominees would be honored to earn your support and would work tirelessly for all shareholders.

We also realize that all stakeholders, including MFIN employees and debt holders, will be impacted by how well they fulfill their roles. Both our nominees are approximately 30 years younger than the average age of the current Board and yet have a combined 40 years of financial experience in areas that directly overlap with MFIN's core business strategy.

Most importantly, both nominees bring a fresh perspective and are unafraid to challenge the status quo. They have tremendous analytical experience and use the data to guide their decisions. They have a clear understanding of how complacency and a lack of accountability can lead to underperformance or ruin in an increasingly competitive, technologically-driven consumer lending world.

Stephen Hodges

Stephen Hodges is the founder of ZimCal Asset Management LLC, www.zimcal.com, and ZimCal is the manager and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC. Mr. Hodges has over 19 years of experience as both a lender and debt investor. Mr. Hodges has extensive experience investing in community and regional banks, primarily through preferred equity or subordinated debt but he has also invested in senior debt and common equity. Mr. Hodges has invested in over 100 banks around the country and met with over 200 bank management teams. Mr. Hodges is very familiar with the key regulatory players as well as bank advisors and bank counsel. Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks. He used that skill managing material debt exposure post-GFC in a prior role. Prior to ZimCal, Mr. Hodges worked as a Managing Director and Director for two investment firms, one large and one mid-sized, focused on opportunistic credit investments. Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.

Mr. Hodges was awarded an MBA with Honors from the University of Chicago,

Judd Deppisch, CFA

Mr. Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet. Mr. Deppisch joined Nelnet Financial Services in April, 2023. In his role, Mr. Deppisch is charged with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units. Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities. Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes. Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.

Mr. Deppisch received an MBA from the Kellogg School of Management. He

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Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting. He received a BSc in Economics from Centre College.

LinkedIn Profile

Mr. Deppisch received an MBA from the Kellogg School of Management. He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.

LinkedIn Profile

About Us

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.

ZimCal is a co-founder and the manager of BIMIZCI Fund LLC and Wa'nke Investments LLC, who together with Stephen Hodges, have a direct and beneficial interest in stock and debt issued by MFIN.

ZimCal partners with both healthy and distressed borrowers or issuers, and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, Stephen Hodges, the Founder of ZimCal has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 banks through investments in bank assets and bank debt and equity. Mr. Hodges has invested in bank debt, preferred equity and common equity. ZimCal has developed a deep network in the banking industry and fully understands the banking regulatory environment.

ZimCal usually works in collaboration with bank leadership teams if required, but on very rare occasions, must insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine ZimCal's investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment. Stephen Hodges founded ZimCal in 2015 after working for 12 years in banking and credit investing.

FAQ

Q1. Why are you challenging Medallion Financial Corp. (“MFIN” or the “Company”) through a proxy contest?

We are long-term investors that invested in MFIN over 3 years ago. After closely analyzing 2023 SEC filings by MFIN we detected several worrying trends and felt that MFIN was heading down the wrong path. We felt that there was a high probability of a substantial decline in the value of MFIN's debt and equity if it didn't make important changes to its governance approach and management team and focus on improving **CORE**’ business performance. We fundamentally believe that MFIN has a business that can thrive and create tremendous shareholder value in the long run if it is run the right way. If that happens, we plan on increasing our equity ownership over time.

Q2. Couldn't you have privately tried to find a solution with MFIN?

That was our preferred approach. We first raised our concerns in October 2023 in a 28 page analysis we shared with management and the board. We provided supporting data and asked for feedback to correct anything inaccurate. That analysis forms the basis of our "5 Steps to Improvement". After 2 months of fruitless conversations with MFIN, we told them that we were very concerned about the Company's future (1 to 5 years out) and that the only way we saw to implement change was via board representation through a proxy contest...MORE UNDER "FAQ" PAGE.

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Footnotes/Citations

1. Source: MFIN 2022 and 2023 DEF14A. S&P Capital IQ.
Compensation comparisons were made against MFIN's provided Compensation peer groups from 2022 and 2023 DEF14A which included 21 other companies in a variety of industries most not comparable to MFIN's consumer lending focus or subject to FDIC regulation. Companies that were no longer publicly traded were excluded (ELVT). MFIN was also compared to highest leverage ratio, high ROE commercial banks (leverage ratio>9.50%,ROA>0.75%, Charge-offs (net) <0.50%) in the $50BN - $100BN asset range - Webster Financial, First Horizon and Synchrony Financial was included because of its consumer focus. MFIN was also compared to 3 of the top 10 performing $2BN - $5BN asset FDIC-insured banks (leverage ratio >13%, ROA>1% and Charge-offs(net) <0.10%) as of the analysis date - RBB Bancorp, Parke Bancorp and Baycom Bancorp. MFIN's top executive compensation was compared to the equivalent at each comp. More is detailed in to-be-published research analysis, but MFIN ranked poorly on several metrics when compared to the COMP peer group alone at FYE22 (which was when the latest compensation data was provided by MFIN) including Market Cap (MFIN was 5th smallest), Leverage Ratio (8th worst), Compensation/Total Operating Expenses (2nd highest paid), and Cumulative Compensation/Total Net Profit (last 5 years) (highest paid/worst). MFIN ranked even worse against top performing large banks ($50BN to $100BN in assets) and top performing small, $2BN-$5BN banks as you can see from the Figures 1, 3 and 4 above.
Cash pay/non-cash pay ratio averaged 75% and 87% for the 2 highest paid executives at MFIN. This has averaged 86% going back to 2015. A higher proportion of stock-based or contingent compensation is typically associated with a better alignment with long-term shareholder interests.
Companies in the compensation peer group were in industries including: B2B equipment rentals; securitization; marketplace lending; unsecured revolving credit card lending; charge-off collections; or sub-prime focused only. We believe other FDIC-regulated banks that keep their loans on balance sheet are more comparable to MFIN that those entities.

2. Source: MFIN 10K/10Q
There are an abundance of metrics that show the rapid downward trend in the core consumer portfolios, we will show the most glaring.
Asset Quality:
MFIN's Recreation loan annualized charge-offs (net) increased 8.0x to 4.30% (4Q23) from 0.53% (FYE21). This is well above the previous cyclical high of 3.80% (4Q19) and could trend toward the GFC high of 5.99% (Annual 2009) but we hope not towards the Annualized quarterly high of 8.27% (1Q10).
Home Improvement loans annualized charge-offs (net) increased 5.7x to 1.71% (4Q23) from 0.30% (FYE21). This is more than double the previous cyclical high of 0.83% (4Q19).
We expect increases and decreases quarter to quarter (much like MFIN showed during the GFC) but the yearly trend we expect to get worse.
Period recoveries are also trending down as a % of charge-offs which could indicate a softening secondary market for Recreation collateral.
Capital Ratios:
MFIN's consolidated leverage ratio declined to 13.3% at FYE23. It was 15.3% at FYE21.
Tangible leverage ratio only improved 0.6% to 6.6% at FYE23 from 6.0% at FYE21. This is despite record net income in 2022 and 2023. Such a thin tangible capital ratio leaves little room for error and MFIN has not focused on improving it.
Total (expensive) Holding Company indebtedness has increased to $172 million (FYE23) from $154 million (FYE21) DESPITE record earnings.
Earnings:
Yields on Recreation and Home Improvement loans have only gone up 50bps and 70bps respectively since FYE21, despite 2yr and 5yr treasuries up 368bps and 279bps respectively. MFIN has been unable to pass on rate increases, even as its funding costs (mostly CDs) have ALSO increased over 165bps resulting in a Net Interest squeeze which will continue to weigh on earnings during FYE24 and possibly FYE25.
Reported Net Income was $55 million (FYE23) but was skewed by non-recurring, non-core Taxi Medallion asset recoveries - mostly loss provision reversals. These boosted net income by 67%.
Net income at FYE23 (without the impact of the taxi-medallion assets) was $33.4 million.
As a result, quarterly ROAA was reported at 2.2% (4Q23) but after adjusting for the Taxi Medallion impact, it fell to 0.9%. This is the true ROAA on MFIN's core business lines which is down from 4.8% at 4Q21.
On these, and several other ratios, the trends have been downward and concerning.

3. Source: MFIN DEF14A 2023, S&P Capital IQ
All 10 year returns computed 03/28/14 through 03/28/24. In its DEF14A 2023, MFIN disclosed the peer group used in its Compensation calculations. Presumably this gives the Board some guidance on reasonable compensation and structure. This group changed over 2022 and 2023, so ZimCal used ALL companies listed as of 2021 and 2022 which came to 21 companies, of which 1 is no longer public as of this analysis and so was excluded from comparisons. Only 15 of the 21 peer companies were publicly traded at 03/28/14 and 03/28/24. The stock price change in that period was calculated for each company and the average return was used.We believe the Peer comparisons are cherry-picked and inadequate since the companies bear little resemblance to MFIN. However, we included them here for comparison. Reasonable comparisons should consider:
a) Since the Company is at its core a lender dependent almost entirely on spread income rather than fee income, benchmarks should also be primarily lending institutions rather than fee generating business models (e.g. not origination to securitization/sale, or B2B equipment rentals, marketplace platforms, or pawn shop lenders);
b) Since the company has considerable prime exposure in its dominant portfolio and business segments, benchmarks should also have the same prime/sub-prime composition with loans secured by consumer discretionary/real assets (e.g. not unsecured credit cards, or charge-off collections, or only sub-prime focused);
c) Since the Company's main and only profitable subsidiary is an Utah DFI/FDIC-insured bank with regulators setting strict rules against excessive leverage, limiting up-streamed dividends to the HoldCo and who can approve/disapprove of new business lines, benchmarks institutions should also be mostly FDIC-insured.
d) Benchmarks should be comparable in size (market cap, revenues etc.) to the Company and employ similar leverage with similar risk profiles and earnings volatility.
We believe that FDIC-insured institutions provide the best comparison to MFIN since the regulatory restrictions govern both the way it runs its business and its capital and dividend choices.

4. Source: S&P Capital IQ
All 10 year stock price changes computed 03/28/14 through 03/28/24. ZimCal selected the 196 publicly traded bank stocks with $1 billion to $5 billion in assets as of FYE23.

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4. Source: S&P Capital IQ
All 10 year stock price changes computed 03/28/14 through 03/28/24. ZimCal selected the 196 publicly traded bank stocks with $1 billion to $5 billion in assets as of FYE23.

5. MFIN 10K/Q, ZimCal estimates, experience and industry research.
As do all consumer lenders, given the higher for longer interest rates and reversion to historical charge-offs. MFIN specifically is facing a confluence of headwinds, including higher for longer rates pressuring borrowers, large Recreation sub-prime exposure (20% of total assets), demand cyclicality in the Company's 2 main lines of business (Recreation and Home Improvement lending), and more expensive funding costs. These are just a few of the near-term material risks that could result in lowered profits or losses for MFIN.

6. Source: S&P Capital IQ, MFIN DEF14A
Comparison banks were those with $50BN-$100BN in assets that were best capitalized with the highest leverage ratio (>9.5%) and an ROE > 0.75% (closest to MFIN's ratios). We reasoned that because they were the top performing, large banks with consistent returns and outperforming MFIN, their top executive compensation would be significantly higher than the compensation of Andrew Murstein. We were very, very wrong.

7. Source: S&P Capital IQ, MFIN MFIN DEF14A
This excludes non-cash compensation which is often in stock or options with or without restrictions. Stock-based compensation is typically thought to better align the incentives of employees or management with shareholders. Adding in the value of non-cash compensation makes this number even worse. It increases to $1.57.

8. Source: MFIN 10K/Qs 2014 through 2023
Charge-offs under investment company accounting (1Q18 and prior periods) showed charge-offs as "realized losses" at the Holding Company and as "charge-offs" at the Bank. Cumulative charge-offs are net of any recoveries. These totaled $272 million. 2018 charge-offs combined realized losses for 1Q18 and charge-offs (under Bank Holding Company accounting) from beginning of 2Q18 through FYE18 which totaled $72 million for the year.

9. Source: MFIN DEF 14A, MFIN 10K/Qs 2018-2022, S&P Capital IQ
Most recent year of compensation data available is FYE22. This is cash compensation of the top 5 highest paid executives each year and does not include non-cash, deferred or contingent pay which would serve to INCREASE compensation metrics.
Cash pay/non-cash pay ratio averaged 75% and 87% for the 2 highest paid executives. This has averaged 86% going back to 2015. A higher proportion of stock-based or contingent compensation is typically associated with a better alignment with long-term shareholder interests.
When compared to much larger, top performing institutions $50 billion to $100 billion in assets, and top performing peer banks with $2 billion to $5 billion in assets, the Compensation peer group AND given the downward trending performance metrics noted above, we simply cannot understand how cash and total compensation were at their highest levels ever and higher both relatively and absolutely compared to the reference groups cited above.

12. Core performance is the most critical metric to track for any company. Core performance refers to MFIN's primary revenue generating and ongoing core businesses which does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution or for a group of which an institution forms part. These future cash flows are what will determine the value placed on the enterprise by investors. ZimCal elected to remove Taxi Medallion assets from core performance when they dropped to less than 5% (net) of total assets, which occurred at FYE20.
Taxi medallion adjustments consist of taking net income then subtracting Taxi Medallion specific provision reversals, adding repossessed Taxi Medallion collateral write-downs, subtracting gains on sales of foreclosed Taxi Medallions and adding (reversing) the tax impact of the adjustments. At the pre-tax operating income level, the impact of taxes is not relevant. MFIN includes $7.3 million in expenses in its Medallion Segment results ostensibly for managing the remaining $13.7 million in gross Taxi Medallion assets. We believe that expense is ludicrous and inaccurate, especially given that total servicing costs for the $2.1 billion consumer portfolio were $9.5 million (FYE23). Therefore, we do not add those Taxi Medallion expenses back when computing income excluding the Taxi Medallion impact.

13. Source: FDIC Quarterly Banking Report 4Q23.
Trends were tracked in consumer individual loans, consumer credit cards and consumer auto loans. Consumer charge-offs (net) exceeded the pre-pandemic high at 4Q19 for the first time for credit cards (4.15% at 4Q23 vs. 3.75% at 4Q19), loans to individuals (1.31% vs. 1.01%) while auto was exceeded in 3Q23 (0.98% vs 0.94%). These trends track $2.13 trillion in loans outstanding so the data is representative.

2. MATERIALS PAGE

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Materials

Press Release: ZimCal Announces Nomination of 2 Independent Directors and Preliminary Proxy Filing. →

Press Release: ZimCal Announces Nomination of 2 Board Candidates
04/12/2024

Read More

SEC Preliminary Proxy Statement Nomination of Alternative Directors →

SEC Preliminary Proxy Statement
Nomination of Alternative Directors
04/10/2024

Read More

Letter to the Board and Management of Medallion Financial Corporation →

First letter sent to the Board and Senior Executives outlining ZimCal's concerns.
10/11/2023

Read More

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Press Release: ZimCal Announces Nomination of 2 Independent Directors and Preliminary Proxy Filing.

ZimCal Asset Management, LLC and its affiliates issued a press release announcing their nomination of two highly qualified, independent candidates for election to the Medallion Financial Corp.'s Board of Directors at the 2024 Annual Meeting of Stockholders. ZimCal filed a preliminary proxy statement on April 10, 2024 with the Securities and Exchange Commission in connection with its nomination.

04/12/2024

Press Release: ZimCal Announces Director Nomination and Proxy Filing

SEC Preliminary Proxy Statement Nomination of Alternative Directors ›

3. FAQ PAGE

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FAQ

Q1. Why are you challenging Medallion Financial Corp. ("MFIN" or the "Company") through a proxy contest?

We are long-term investors with over $15.5 million in investment exposure to MFIN and have been invested for over 3 years. After closely analyzing 2023 SEC filings by MFIN we detected several worrying trends and felt that MFIN was heading down the wrong path. Our analysis led us to believe that there was a high probability of a substantial decline in the value of MFIN's debt and equity if it didn't make important changes to its governance approach and management team and focus on improving **CORE**[3] business performance. We fundamentally believe that MFIN has a business that can thrive and create tremendous shareholder value in the long run if it is run the right way. If that happens, we plan on increasing our equity ownership over time.

Q2. Couldn't you have privately tried to find a solution with MFIN?

That was our preferred approach. We first raised our concerns in October 2023 in a 28-page analysis we shared with management and the board. We provided supporting data and asked for feedback to correct anything inaccurate. That analysis forms the basis of our "5 Steps to Improvement". After 2 months of fruitless conversations with MFIN, we told them that we were still very concerned about the Company's future (1 to 5 years out) and that the only option we saw to implement change was via board representation through a proxy contest. We began acquiring common stock in December 2023 and plan to be a top 20 stockholder. We did not go public with any of our concerns, or with our notice that we intended to nominate alternative directors, because we wanted to maintain a collaborative dialogue with management which we told MFIN repeatedly in late December 2023/early January 2024. Management instead informed us on February 1, 2024 that our actions were viewed as "hostile" and that MFIN did not "intend to continue those discussions unless and until the notice is withdrawn." We eventually went public with our campaign for change on April 12, 2024, 6 months after we first approached MFIN.

Q3. But you're a large debt holder AND an equity holder, are you really looking out for shareholder interests?

We are absolutely aligned with shareholder interests through both our debt and equity investment into MFIN. Our combined debt ($15 million) and equity (70,010 shares currently) makes us one of the single largest investors in MFIN. Our debt is the most subordinated debt MFIN has or the "lowest in the capital stack". Which means that we are the first lender to lose money if losses are catastrophic. In almost every bank failure in the last 17 years, all subordinated debt and equity has been wiped out. Our debt also has a very long maturity (2037). Because of both of those factors, the value of our debt, just like the value of your equity, is very sensitive to company performance. If the company loses money or becomes riskier because of poor business decisions, the value of our debt and the value of our equity goes down just as it does for other stockholders.

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Q4. But aren't the Mursteins also large shareholders?

Yes they are. Andrew Murstein and Alvin Murstein currently own 10% and 7.8% of outstanding shares, which would suggest aligned interests with the broader shareholder group. However, we believe that their substantial cumulative CASH compensation ($21.9 million and $11.5 million respectively from 2015 through 2022) and high cash/non-cash compensation ratio (~85% cash/non-cash over that period) combined with weak MFIN stock performance (down 40% the last 10 years through 03/28/24) shows they have been able to comfortably rely on salaries and bonuses, and have been less focused on creating long-term shareholder value.[1]

Q5. Are you concerned about the share price of MFIN?

We are very much concerned about the share price of MFIN which, at $7.91, was down 20% YTD and 40% the last 10 years through 03/28/24. There are very few direct public companies similar to MFIN but since Medallion Bank is ~95% of consolidated revenues and the bank is FDIC- insured, an appropriate comparison would be other banks, even though they are less risky and volatile than a consumer lender. Over the last 10 years, the Russell 2000 was up 84%; the KBW Regional Bank Index was up 25%; MFIN's Peer Group Bank stocks (198 public FDIC-insured banks between $1BN and $5BN) were up 61%[2]; and MFIN's own Compensation Peer Group was up 121% (median 12%).[3] MFIN currently trades just above tangible book value[4] but we fear it may go below book if its loan quality issues continue. Price trends over time and MFIN's ability to generate sustainable profits are what concern us the most because on these measures, the company is currently doing very poorly.[5]

MFIN stock price versus the KRE Regional Bank Index and Russell 2000 (10 years through 1Q24)


5 Year
3 Year
225
200
175
150
125
100
75
50
25
0
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21
Sep-21
Mar-22
Sep-22
Mar-23
Sep-23
Mar-24
MFIN
KRE
^RUT

MFIN stock price change over different periods versus the KRE Regional Bank Index and Russell 2000

	YTD	2 YR	3 YR	5 YR	10 YR
MFIN	-20%	-15%	12%	15%	-40%
KRE Regional Bank Index	-6%	-29%	-26%	-2%	24%
Russell 2000	3%	2%	-2%	38%	84%
$1BN-$5BN Commercial Banks	-7%	-16%	-5%	2%	61%

^RUT

Source: S&P Capital IQ. Returns through 03/28/24
FIGURE 1a AND 1b: **MFIN's stock price is down 40%** over the last 10 years. MFIN likes to use 5 year and 3 year returns to show gains in its stock price. MFIN has cherry picked return periods without providing valuable context, which is not the way we believe any business should be run. As you can see, the 5 year price change is shortly after MFIN had its largest loss in 2018 and off a 10 year low in 2017 (excluding the COVID 2020 plunge), and the 3 year return began 4 months after the price plunge when the SEC investigation was announced in December 2021. As a result, MFIN did in fact beat the KRE Regional Bank Index for the 3 and 5 year periods, but this is just the **price change** and does not account for dividends (which regional banks paid every single quarter). Regardless, **the 48% plunge in MFIN's stock price in the first 5 years, means that it still has not made it back to break-even after 10 years.**

Q6. What are the biggest risks the company is facing?

We believe that the biggest risk MFIN faces is in the subprime portion of its Recreation portfolio, which could have echoes of the Taxi Medallion loan crisis, unless the Board and management take decisive, proactive steps. Subprime Recreation loans are $508 million or 38% of total Recreation loans. We have asked for details on prime versus subprime performance and MFIN has declined to provide the information to us, or through their SEC filings, but the entire Recreation segment's charge-off rates hit 4.3% or $57.3 million annualized at 4Q23 which is well **ABOVE** the recent cyclical peak of 3.8% at 4Q19 and is trending poorly (Figure 3 below). The company is also facing more expensive funding, mostly through its brokered CDs, but has not been able to raise its average loan yields by much, which has reduced Net Interest Margin ("NIM") and will hurt profits (Figure 2 below).[19] MFIN must **ACT NOW** and work to to address these risks.

Quarterly yield on earning assets and cost of funds

Recreation charge-offs


13%
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
11.08% 11.00% 10.96% 11.25% 11.16% 11.59% 11.66% 11.94%
9.05% 9.03% 8.98% 9.00% 8.59% 8.74% 8.71% 8.66%
1.88% 1.93% 2.05% 2.26% 2.45% 2.82% 3.02% 3.28%
Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23
Yield on Average Earning Assets


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
15 Year PEAK Recreation C/O (net) 6.0% (FYE09)
Cyclical Peak Recreation C/O (net) 3.8% (4Q19)
3.80%
0.64%
0.56%
1.47%
2.13%
3.29%
1.86%
2.70%
4.30%
Dec-19
Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23

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13%
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
11.08% 11.00% 10.96% 11.25% 11.16% 11.59% 11.66% 11.94%
9.05% 9.03% 8.98% 9.00% 8.59% 8.74% 8.71% 8.66%
1.88% 1.93% 2.05% 2.26% 2.45% 2.82% 3.02% 3.28%
Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23
Yield on Average Earning Assets
Interest Expense/Average Earning Assets
NIM (Calculated)

Source: MFIN 10K/Qs
FIGURE 2: MFIN's **gross yield on its earning assets** (mostly loans) has remained relatively **flat** despite large rate increases in the economy since FYE21. MFIN stated that the weighted average life of its loans was ~ 3 years, so its loan yields should be compared to the 3YR treasury rate. The 3YR treasury yield increased 304bps in 2 years while MFIN's yields only increased 50bps in the same period (at 4Q23 over 4Q21). This shows the competitive nature of consumer lending where lenders are "price takers" and cannot easily push through rate increases, unless they lend to weaker borrowers. **A flat yield and increasing interest expense will cause profits to decline.**


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
15 Year PEAK Recreation C/O (net) 6.0% (FYE09)
Cyclical Peak Recreation C/O (net) 3.8% (4Q19)
3.80%
0.64%
0.56%
1.47%
2.13%
3.29%
1.86%
2.70%
4.30%
Dec-19
Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23
Gross Charge-Offs/Total Loans
Net Recoveries/Total Loans
Net Charge-Offs/Total Loans

Source: MFIN 10K/Qs
FIGURE 3: Recreation loans were 60% of Total Loans at 4Q23. **Losses/Charge-offs (net) were 4.30%** of Recreation loans at 4Q23 and **exceeded the cyclical high of 3.80% at 4Q19**. All-time Recreation charge-offs peaked at 6.0% in 2009 and reached a quarterly high of 8.3% at 1Q10. Inflated collateral values due to high demand in 2021 and 2022, combined with high advance rates **could result in a material increase in Recreation losses** over the next 12-24 months unless MFIN is proactive with reducing risk.

Q7. How do we vote?

We will be sending out more information on the voting process with easy instructions on how to vote for our candidates and ensure MFIN is best positioned to thrive. Sign up for updates or check back.

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Q8. Why is being on the Board so important?

The right leadership at any public company starts with having the right Board of Directors. The Board should ideally be able to provide expertise to the company to help it improve. But most importantly, the Board has a responsibility to look out for shareholders and to hold company leadership accountable. We don't think our nominees have all the answers but they will dedicate themselves to looking out for shareholder interests rather than management interests.

Q9. What skills can you add to the Board?

We believe that MFIN and the Board do not have the necessary consumer lending and banking experience to thrive in this new consumer lending world, which is data driven, technologically-forward, constantly changing and extremely competitive. Our candidates are almost 30 years younger than the current Board's average age and yet between them have over 40 years of relevant banking and lending experience. Please see our Nominee page for more details.

Q10. What is an example of what the Board is not doing well?

We believe the Board is failing MFIN's shareholders on multiple fronts. One of the most egregious failures is the Board's inaction in the face of what we believe to be well-documented violations of MFIN's own policies and procedures, most of which only came to light through the SEC complaint.[6] Andrew Murstein put MFIN in a very serious and costly situation and yet MFIN's public filings/statements seem to downplay the seriousness of the complaint.[6] In order to show their independence, we believe that the Board should have immediately authorized an independent, outside firm to investigate Andrew Murstein's actions and if he was in violation, the Board could have considered replacing Andrew Murstein or used its authority under MFIN's Compensation Recoupment Policy to clawback incentive compensation in the event of an "officer's detrimental conduct." Instead the Board spent millions of dollars fighting an expensive, ongoing legal battle with the SEC.

Q11. But profits were up in 2021 through 2023, what seems to be the problem?

Yes. Profits were up in 2021 through 2023. But they were not up due to improved profit margins and returns in the company's core businesses. The answer is more complicated. 2021 was a good year for most lenders because rates were near record lows. Consumers were flush with cash and so defaults and charge-offs were at all-time lows. However, as rates rose in 2022 and 2023, MFIN made less money in its core business because:

1. The interest it charged on its loans stayed about the same but the interest it paid on its CDs and its debt increased;
2. Its borrowers started to struggle to make payments which meant MFIN had to reserve more for future losses and had to charge-off more loans;
3. There were non-recurring Taxi Medallion loan recoveries that padded its profits and disguised down-trending core performance[9].

As you can see from the graphs below, Taxi Medallion assets were 0.5% of total assets and yet, mostly due to one-off recoveries, were **responsible for 36%** of pre-tax operating income in 2023.[7]

Taxi Medallion Assets' Outsized Contribution to Pre-Tax Operating Profit vs. Core Profits FYE23


% Total Assets
All other Assets: 99.5
Taxi Medallion Assets
All other Assets
% Operating Profit
Taxi Medallion Assets
All other Assets

Q12. What are Taxi Medallion loan charge-offs and recoveries and why do they matter?

Taxi Medallion loan balances at 12/31/15, right before the huge losses, were ~$650 million and were MFIN's biggest loan category. As more and more borrowers started to default and the values of the taxi medallions that secured the loans plunged, MFIN ended up writing down the loans which caused substantial losses. Eventually MFIN was able to recover a small portion of the money it lost. Those recoveries boosted income, which boosted profits. But they aren't "core" profits and because they are non-recurring and unpredictable, investors discount them from an organization's value. MFIN had charged off (net of recoveries) $272 million at FYE23 or 42% of the original balance.[8]

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Net Income & Adjusted Net Income (Ex. Taxi Medallion impact)


Millions
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Net Income to Medallion Financial
Adj. Net Income to Medallion Financial (Ex. Taxi Medallion Impact)

Source: MFIN 10K/10Qs
FIGURE 4: This shows the material impact of non-recurring Taxi Medallion loan recoveries on earnings. CORE earnings declined to $33.6 million (FYE23) from $35.7 million (FYE22). The "noise" from the Taxi Medallion impact (mostly recoveries) increased earnings 22% in 2022 and 65% in 2023.[9] Footnote 9 has detailed breakdown of Taxi Medallion adjustments.

ROAA and Adjusted ROAA (Ex. Taxi Medallion impact)


2.1%
2.6%
2.3%
2.7%
2.3%
1.8%
2.2%
1.7%
1.9%
1.2%
2.0%
1.6%
1.5%
1.4%
0.9%
2.4%
1.9%
1.7%
1.5%
1.0%
0.8%
0.7%
0.5%
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Taxi Medallion Assets (gross)/Total Assets
ROAA (AT)
ROAA (AT) (Ex. Taxi Medallion)

Source: MFIN 10K/Qs
FIGURE 5: This shows the impact of Taxi Medallion loan recoveries on ROAA, arguably the most important metric. We see that CORE quarterly ROAA has been declining materially over the last 4 quarters to below 1% at 4Q23.[9] Footnote 9 has detailed breakdown of Taxi Medallion adjustments.

Q13. Do you think management is getting paid too much?

Absolutely. We believe that the compensation of executives at MFIN is much too high and deeply unfair to both shareholders as well as lower-level employees. At FYE22, the top paid 5 employees made 50% of what the other 145 MFIN employees made. Andrew Murstein is getting paid more than the top paid executives of banks over 30x times larger with high capital ratios and consistent returns.[11] He is also being paid significantly more than the top paid executives in the Compensation peer group on several metrics,[12] and more than the highest capitalized, top performing $2BN to $5BN asset banks in the country.[12] Our favorite comparison is with Synchrony Financial, a consumer-focused FDIC-insured lender whose President was paid **was paid $5.5 million** in cash comp in 2022 and **$36 million in cumulative total comp.** (cash and stock) from 2018-2022 after generating **$15 billion** in cumulative profits from 2018-2022. **Mr. Murstein was paid** $3.6 million in cash comp in 2022 and **$18.3 million in cumulative total comp.** from 2018-2022 after generating only **$21 million** in profits from 2018-2022[12]. Half the compensation for 0.14% of the profits.

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CEO Highest Paid Executive Cash Compensation (FYE22) [Versus Compensation Peers]



Source: S&P Capital IQ, Companies DEF14A
FIGURE 6: Shows Andrew Murstein's Cash Compensation versus that of the highest paid executives at 20 public "compensation peers" that MFIN's Board used to benchmark compensation. Mr. Murstein received the 2nd highest cash compensation in the peer group. Despite performance (Ex. Taxi Medallion) that was middle to bottom of the peer group (including ROAA, ROAE, Leverage, Tangible Book value).[13]

Cum. Cash Compensation (2018-2022)/Cum. Net Income (2018-2022) [Versus Compensation Peers]



Source: S&P Capital IQ, Companies DEF14A
FIGURE 7: Shows the cumulative CASH compensation paid to Andrew Murstein from 2018 - 2022 as a percentage of the cumulative net profits to stockholders versus the highest paid executive at compensation peers. It is clear that Mr. Murstein has been paid far more relative to the amount of profit he has generated. He received $0.69 in cash pay for every $1.00 in profit to stockholders.[13]


PLEASE SIR, MAY I HAVE SOME MORE?
MANAGEMENT

Q14. What is the SEC lawsuit about?

The SEC complaint alleges that Andrew Murstein employed outside contractors to illegally publish supportive articles for MFIN stock/valuation using fake names, and without disclosing their financial reimbursement. The SEC also believes that Andrew Murstein illegally increased the valuation of MFIN's subsidiary Medallion Bank by almost $200 million over 3 years without any true justification for the increase. The valuation increase helped reduce the negative impact of charge-offs and provisions for future losses as the Taxi Medallion portfolio crumbled. To justify the Bank's valuation increase, MFIN used valuation multiples from precedent transactions that we have not been able to confirm independently and even though we have been asking for evidence since October 2023, MFIN has not provided support for the valuation. Since the SEC is looking to permanently ban Andrew Murstein from holding an executive or director role at a public company, he has every incentive to fight the lawsuit, ironically by using money that would go to shareholders. The Board could have elected not to fight and instead settled, but chose not to.

Q15. Is the SEC lawsuit a big deal?

The SEC lawsuit is a very BIG deal. Anecdotally, it is rare for the SEC to file a lawsuit unless they have very strong evidence. If the SEC wins, MFIN could face material financial penalties due to the alleged behavior of one person: Andrew Murstein. The cost of defending Andrew Murstein and MFIN as a co-defendant is also extremely high running into several million dollars of legal fees. Our estimates are in excess of $7 million.[14] We have asked MFIN for total SEC-related legal expenses, but have been denied. While the SEC lawsuit is pending, very few serious institutional investors are willing to take the risk of investing in MFIN which does not help equity or debt valuations. A quick reading though popular retail investor sites also shows a lack of confidence in MFIN's leadership and discussions of the risks of the SEC lawsuit.

Q16. Maybe the SEC lawsuit is a big deal, but didn't that happen long ago and does it matter now?

The SEC lawsuit revealed 3 huge things that mattered then and matter now. Firstly, they show that Andrew Murstein had (and still has) tremendous influence at MFIN and unilaterally acted in ways that were reckless at best, or according to the SEC claims, illegal at worst, and continue to negatively impact the value of your stock. His decision-making was (and remains) poor and rather than accept the data and focus on loss mitigation, he decided to "fight" the short sellers. Secondly, the SEC lawsuit showed that the then Board was either naïve or incompetent and clearly was not asking the right questions or holding Andrew Murstein accountable. I do not believe that the current Board is incompetent, but they certainly aren't asking the right questions or holding Mr. Murstein accountable either. Thirdly, Andrew Murstein and MFIN are being accused by the SEC of inflating the Medallion Bank subsidiaries' value, and that inflated value above book value is still a huge part of MFIN's balance sheet: recorded as Goodwill and Intangibles. Which means that 50% of MFIN's equity is essentially "discounted" since it is not related to a tangible asset. However, a Goodwill impairment would have material consequences on the income statement and balance sheet of the company. This is a clear example of how Andrew Murstein's actions in 2015 to 2018 are still impacting the company in 2023.[15]

Q17. Wasn't the drop in MFIN's value back in 2015 – 2018 due to short sellers?

The decline in MFIN's value was because it had terrible assets on its balance sheet. Short sellers might have thrown gas on the fire, but the fire was already burning. Uber came on the scene in 2011 and by 2014/5 was already a formidable rival to taxi cabs. Taxi medallion prices in NYC almost doubled from 2008 to 2014, then plummeted from their peak of over $1 million per medallion to ~$700,000 at FYE15 to under $500,000 at FYE16.[16] Already stretched taxi medallion owners defaulted and since MFIN had substantial exposure to Taxi Medallion assets, it almost failed.[17] In December 2014, 2 years before MFIN started writing down its Taxi Medallion loans, one short seller almost perfectly predicted the issues MFIN would face but rather than acknowledge the obvious, Andrew Murstein attacked and blamed the short sellers.[18] He could have disagreed with their tactics, but he should not have disagreed with the risks they exposed.

Q18. Even if losses increase, how bad could it get?

When the Company's Taxi Medallion assets were struggling from 2016 through 2020, the company's market cap dropped to $47 million or $1.98/share at 1Q2017 from a peak of $354 million ~3 years before. Market cap dropped to $46 million or $1.86/share at 1Q2020. MFIN is currently trading just above tangible book value but could very easily drop significantly below tangible book value if credit losses continue to increase and investors lose faith in management. To make things worse, as we pointed out in our October 2023 letter/analysis to MFIN, the loss assumptions (which impact their provisions for future losses) being used by MFIN are clearly backward looking and not adapted to the current environment. This is evident by the size of the sequential quarter over quarter increases in the Recreation loans expected loss rate which increased 74 bps in 6 months through 4Q23.[20] Given the SEC investigation, the prior Taxi Medallion loan implosion and a tougher economic environment, investors may panic and run and hurt the value of all our investments. This is what we want to prevent through this proxy contest.

Q19. But doesn't MFIN have experience managing through a weaker economic environment?

Not really. Both the size and types of loans the company held during the Global Financial Crisis were different. 15 years ago, Medallion Bank, which held MFIN's consumer portfolio, only had $199 million in consumer loans (Recreation loans). At FYE2023, Medallion Bank had 10.6x as much or $2.1 billion in both Recreation and Home Improvement loans. During the GFC, annual charge-offs peaked at 5.99% in 2009 which was $12 million annualized. Based on 4Q23 charge-off rates annualized, loan charge-offs would total $70 million in 2024, $15 million HIGHER than MFIN's highest net profit ever in 2023.[21] These issues can be mitigated with proactive management. MFIN cannot repeat the approach it took to the Taxi Medallion loan crisis.

Q20. Do you believe that Medallion Financial has a bright future?

Yes. Despite all the risks I've brought up, we believe that Medallion Bank, MFIN's largest subsidiary, could be a profitable, enduring business under the right leadership. We feel that MFIN should minimize the distractions of its other non-consumer business lines and focus only on consumer lending and related verticals, which is one reason we began, and continue to incrementally increase our equity position. Our 5 Step plan provides a clear and simple path forward. The bank's access to FDIC-insured deposits means that funding costs will stay low, which is a huge advantage over competitors. If a professional management team and strong Board can focus on controlling costs, originating good loans, reducing charge-offs and regaining the trust of the investment community, the bank could be in an excellent position to do well in any economic environment and for the long-term.

Footnotes/Citations

1. Source: MFIN DEF 14A

2. Source: S&P Capital IQ
All 10 year stock price changes computed 03/28/14 through 03/28/24. ZimCal selected the 196 publicly traded bank stocks with $1 billion to $5 billion in assets as of FYE23.

3. Source: MFIN DEF14A 2023, S&P Capital IQ
All 10 year returns computed 03/28/14 through 03/28/24.
In its DEF14A 2023, MFIN disclosed the peer group used in its Compensation calculations. Presumably this gives the Board some guidance on reasonable compensation and structure. This group changed over 2022 and 2023, so ZimCal used ALL companies listed as of 2021 and 2022 which came to 21 companies, of which 1 is no longer public as of this analysis and so was excluded from comparisons. Only 15 of the 21 peer companies were publicly traded at 03/28/14 and 03/28/24. The stock price change in that period was calculated for each company and the average return was used.
We believe the Peer comparisons are cherry-picked and inadequate since the companies bear little resemblance to MFIN. However, we included them here for comparison. Reasonable comparisons should consider:
a) Since the Company is at its core a lender dependent almost entirely on spread income rather than fee income, benchmarks should also be primarily lending institutions rather than fee generating business models (e.g. not origination to securitization/sale, or B2B equipment rentals, marketplace platforms, or pawn shop lenders);
b) Since the company has considerable prime exposure in its dominant portfolio and business segments, benchmarks should also have the same prime/sub-prime composition with loans secured by consumer discretionary/real assets (e.g. not unsecured credit cards, or charge-off collections, or only sub-prime focused);
c) Since the Company's main and only profitable subsidiary is an Utah DFI/FDIC-insured bank with regulators setting strict rules against excessive leverage, limiting up-streamed dividends to the HoldCo and who can approve/disapprove of new business lines, benchmarks institutions should also be mostly FDIC-insured;
d) Benchmarks should be comparable in size (market cap, revenues etc.) to the Company and employ similar leverage with similar risk profiles and earnings volatility.
We believe that FDIC-insured institutions provide the best comparison to MFIN since the regulatory restrictions govern both the way it runs its business, its capital levels and dividend choices.
There were 198 publicly-traded peer FDIC-insured bank ($1BN to $5BN asset size) as of 03/28/24.

4. Source: S&P Capital IQ
Market capitalization of $179 million at 03/28/24 versus Tangible Book Value of $171.6 million at FYE23. Yields P/TBV = 1.04x

5. Source: MFIN 10K/10Q
There are an abundance of metrics that show the rapid downward trend in the core consumer portfolios, we will show the most glaring.
Asset Quality:
MFIN's Recreation loan annualized charge-offs (net) increased 8.0x to 4.30% (4Q23) from 0.53% (FYE21). This is well above the previous cyclical high of 3.80% (4Q19) and could trend toward the GFC high of 5.99% (Annual 2009) but we hope not towards the Annualized quarterly high of 8.27% (1Q10).
Home Improvement loans annualized charge-offs (net) increased 5.7x to 1.71% (4Q23) from 0.30% (FYE21). This is more than double the previous cyclical high of 0.83% (4Q19).
We expect increases and decreases quarter to quarter (much like MFIN showed during the GFC) but the yearly trend we expect to get worse.
Period recoveries are also trending down as a % of charge-offs which could indicate a softening secondary market for repossessed Recreation collateral.
Capital Ratios:
MFIN's consolidated leverage ratio declined to 13.3% at FYE23. It was 15.3% at FYE21.
Tangible leverage ratio only improved 0.6% to 6.6% at FYE23 from 6.0% at FYE21. This is despite record net income in 2022 and 2023. Such a thin tangible capital ratio leaves little room for error and MFIN has not focused on improving it.
Total (expensive) Holding Company indebtedness has increased to $172 million (FYE23) from $154 million (FYE21) DESPITE record earnings.
Earnings:
Yields on Recreation and Home Improvement loans have only gone up 50bps and 70bps respectively since FYE21, despite 2yr and 5yr treasuries up 368bps and 279bps respectively. MFIN has been unable to pass on rate increases, even as its funding costs (mostly CDs) have ALSO increased over 165bps resulting in a Net Interest squeeze which will continue to weigh on earnings during FYE24 and possibly 1H25.
Reported Net Income was $55 million (FYE23) but was skewed by non-recurring, non-core Taxi Medallion asset recoveries – mostly loss provision reversals. These boosted net income by 67%.
Net Income at FYE23 (without the impact of the Taxi Medallion assets) was $33.4 million.
As a result, quarterly ROAA was reported at 2.2% (4Q23) but after adjusting for the Taxi Medallion impact, it fell to 0.9%. This is the true ROAA on MFIN's core business lines which is down from 4.8% at 4Q21.
On these, and several other ratios, the trends have been downward and concerning.

6. Source original SEC filing, MFIN 10K, MFIN response to SEC filing.
SEC original filing can be found at: https://www.sec.gov/litigation/litreleases/lr-25297#:~:text=The%20SEC's%20complaint%20charges%20Murstein,false%20statements%20to%20Medallion's%20auditor.
MFIN's public statement in response to the filing included, "The actions in question occurred five or more years ago at a time when short sellers were engaged in an online campaign to drive down the Company's stock price for their personal profit by spreading misleading and disparaging information and misrepresenting its business." This seems to be us to be an attempt to put in a vacuum the stock decline and short seller connection (since Mr. Murstein certainly would not have been as moved to engage if the stock price had gone up) and omits the obvious which is that the short sellers were mostly right about the risks in the Taxi Medallion, regardless of their methods, or communication tactics. If the Taxi Medallion loans had been well underwritten loans to good borrowers with strong collateral, the short sellers' antics would have backfired and not impacted MFIN at all in the long-run. ZimCal was heavily involved in bank investing during that period and does not recall, and its research has not revealed, a valuation multiple of the size referenced in MFIN's 1Q18

connection (since Mr. Murstein certainly would not have been as moved to engage if the stock price had gone up) and omits the obvious which is that the short sellers were mostly right about the risks in the Taxi Medallion, regardless of their methods, or communication tactics. If the Taxi Medallion loans had been well underwritten loans to good borrowers with strong collateral, the short sellers' antics would have backfired and not impacted MFIN at all in the long-run. ZimCal was heavily involved in bank investing during that period and does not recall, and its research has not revealed, a valuation multiple of the size referenced in MFIN's 1Q18 10Q in which the Bank was valued at a Price/Tangible Book of 2.25x - 2.50x and a P/E Ratio of 25x-28x. This valuation would also have had to account for a Taxi Medallion loan non-performing loan ratio of 24.1%. Had MFIN received an offer that rich at the time and given its financial trends, they would have been foolish not to sell. In the response referenced above and MFIN's 10K/Qs, there is an emphasis placed on the time elapsed (five or more years ago), that the activity under investigation was when MFIN was a BDC, and that the third parties have been gone since 2016. All these statements are true, but we feel are somewhat irrelevant as to the ethical nature of Andrew Murstein's actions. Mr. Murstein made a judgment call that undermined his credibility and fiduciary duties and those doubts persist today. Whether MFIN was a BDC is also completely irrelevant except that subsidiary re-valuations were significantly easier under investment company accounting than under Bank Holding Company accounting.

7. Source: MFIN 10K/Qs, S&P Capital IQ

8. Source: MFIN 10K/Qs from 2014 through 2023.
Charge-offs under investment company accounting (1Q18 and prior periods) showed charge-offs as "realized losses" at the Holding Company and as "charge-offs" at the Bank. Cumulative charge-offs are net of any recoveries. 2018 charge-offs combined realized losses for 1Q18 and charge-offs (under Bank Holding Company accounting) from the beginning of 2Q18 through FYE18, which totaled $72 million.

9. Source: MFIN 10K/Qs
Core performance is the most critical metric to track for any company. Core performance refers to MFIN's primary revenue generating and ongoing core businesses which does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution or for a group of which an institution forms part. These future cash flows are what will determine value placed on the enterprise by investors. ZimCal elected to remove Taxi Medallion assets from core performance when they dropped to less than 5% (net) of total assets which occurred at FYE20.
Taxi medallion adjustments consist of taking net income then subtracting Taxi Medallion specific provision reversals, adding repossessed Taxi Medallion collateral write-downs, subtracting gains on sales of foreclosed Taxi Medallions and adding (reversing) the tax impact of the adjustments. At the pre-tax operating income level, the impact of taxes is not relevant. At FYE23, MFIN showed $7.3 million in expenses in its Medallion Segment results ostensibly for managing the remaining $13.7 million in gross Taxi Medallion assets. We believe that expense is ludicrous and inaccurate, especially given that total servicing costs for the $2.1 billion consumer portfolio were $9.5 million (FYE23). Therefore, we do not add those Taxi Medallion expenses back when computing income excluding the Taxi Medallion impact.

10. Source: MFIN DEF14A 2015 - 2022. MFIN 10K/Qs

11. Source: S&P Capital IQ, company DEF14A
Comparison banks were those with $50BN-$100BN in assets that were best capitalized with the highest leverage ratio (>9.5%) and an ROE > 0.75% (closest to MFIN's ratios). We reasoned that because they were the top performing, large banks with consistent returns and outperforming MFIN, their top executive compensation would be significantly higher than the compensation of Andrew Murstein. We were very, very wrong.

12. Source: MFIN 2022 and 2023 DEF14A. S&P Capital IQ.
Compensation comparisons were made against MFIN's provided Compensation peer groups from 2022 and 2023 DEF14A which included 21 other companies in a variety of industries most not comparable to MFIN's consumer lending focus or subject to FDIC regulation. Companies that were no longer publicly traded were excluded (ELVT). MFIN was also compared to highest leverage ratio, high ROE commercial banks (leverage ratio>9.50%,ROA>0.75%, Charge-offs (net) <0.50%) in the $50BN - $100BN asset range - Webster Financial and First Horizon with Synchrony Financial included because of its industrial bank and consumer focus. MFIN was also compared to 3 of the top 10 performing $2BN - $5BN asset FDIC-insured banks (leverage ratio >13%, ROA>1% and Charge-offs(net) <0.10%) as of the analysis date - RBB Bancorp, Parke Bancorp and Baycom Bancorp. MFIN's top executive compensation was compared to the equivalent at each comp. More is detailed in to-be-published research analysis, but MFIN ranked poorly on several metrics when compared to the COMP peer group alone at FYE22 (which was when the latest compensation data was provided by MFIN) including Market Cap (MFIN was 5th smallest), Leverage Ratio (8th worst), Compensation/Total Operating Expenses (2nd highest paid), and Cumulative Compensation/Total Net Profit (last 5 years) (highest paid/worst). MFIN ranked even worse against top performing large banks ($50BN to $100BN in assets) and top performing small, $2BN-$5BN banks.
Cash pay/non-cash pay ratio averaged 75% and 87% for the 2 highest paid executives at MFIN. This has averaged 86% going back to 2015. A higher proportion of stock-based or contingent compensation is typically associated with a better alignment with long-term shareholder interests.
Companies in the compensation peer group were in industries including: B2B equipment rentals; securitization; marketplace lending; unsecured revolving credit card lending; charge-off collections; or sub-prime focused only. We believe other FDIC-regulated banks that keep their loans on balance sheet are more comparable to MFIN that those entities.

13.Source: MFIN 10K/Qs, MFIN DEF 14A S&P Capital IQ

14. Source: MFIN 10K/Qs
Professional fees contain the SEC-related legal fees and these totaled $18.9 million in 2022 and 2023. These are significantly above historical averages, and we attributed $7 million of the excess to the SEC affair.

15. Source: MFIN 10K/Q
Presumably, had the then-Board been asking the right questions, the Taxi Medallion explosion could have been mitigated or avoided. Despite the SEC evidence of Mr. Murstein's activities, the current Board opted not to hold anyone accountable. Even though Goodwill and Intangibles are by definition not tied to a physical asset value they still meaningfully impacted MFIN's equity ratios at FYE23. A Goodwill impairment would have real consequences on the income statement and balance sheet. MFIN management has suggested that the age of the alleged offenses has some bearing on their seriousness but we believe the allegations in the complaint are serious and concerning, and the passage of time has a not lessened their seriousness

16. Source: SEC complaint

17. Source: New York City Taxi and Limousine Commission

18. Source: S&P Capital IQ
MFIN's market capitalization shrunk to less than $50 million in 2017, at the peak of the Taxi Medallion implosion, down from over $300 million in 2014.

19. Source: MFIN 10K/Q
Yields on Recreation and Home Improvement loans have only gone up 50bps and 70bps respectively since FYE21, despite 2yr and 5yr treasuries up 368bps and 279bps respectively. Since MFIN's loans' weighted average life is between 2.5 and 4 years, the 2 and 5 yr risk free comparison is appropriate. MFIN has been unable to materially increase its average loan rates, even as its funding costs (mostly CDs) have increased over 165bps.

20. Medallion Bank 10K/Q

21. Source: MFIN 10K/Q.
Based on 4Q23 charge-off rate of 4.30% which is $70 million annualized. This is 50 bps above the most recent cyclical peak in 4Q19.